

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Chris Hollowood
Chairman
Freeline Therapeutics Holdings Ltd
Stevenage Bioscience Catalyst
Gunnels Wood Road
Stevenage, Hertfordshire SG1 2FX

      Re: Freeline Therapeutics Holdings Ltd
          Amendment No. 3 to Draft Registration Statement on Form F-1
          Submitted July 6, 2020
          File No. 377-03158

Dear Dr. Hollowood:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement submitted July 6, 2020

Summary
Our Pipeline, page 4

1.   We note that you have changed the arrow positioning in your pipeline chart for FLT180a to extend to the end of Phase 1/2 even though your disclosure states that the Phase 1/2 trial for FLT180a has not yet been completed and that the pivotal clinical trial for FLT180a will be a Phase 2b/3 trial. Please revert the arrow positioning here and on page 133 to reflect the status of the product candidate indicated by the disclosure.

Capitalization, page 106

2.   Please revise and reflect your Series C Financing on a Pro Forma basis in the
        capitalization table.

         You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please
contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Marcel Fausten